BHR INSTITUTIONAL FUNDS
                            1160 West Swedesford Road
                                    Suite 140
                                Berwyn, PA 19312

                                January 25, 2010

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C. 20549

      Re: BHR Institutional Funds(the "Trust") - Registration Statement on Form N-1A (Registration No. 333-135371; 811-21913)
            -----------------------------------------------------

Ladies and Gentlemen:

      Attached is a memorandum which summarizes the staff's comments on Post-Effective Amendment No. 25 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") and the Trust's responses to such comments.

      The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Registration Statement. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

                                Very truly yours,

                                BHR Institutional Funds


                                By: /s/ Amy Duling
                                    ---------------------------
                                    Amy Duling
                                    Secretary

                                   MEMORANDUM
                                   ----------

  TO:       Keith O'Connell                      CC:      Amy Duling
                                                          Peter Moran
                                                          John Leven
                                                          Holly Butson
                                                          Joshua Deringer
                                                          Michael P. Malloy

FROM:       Jillian Bosmann

DATE:       January 25, 2010

  RE: Response to SEC Staff Comments on the BHR Institutional Funds Post-Effective Amendment No. 25 to its Registration Statement on Form N-1A (Registration No. 333-135371; 811-21913)

--------------------------------------------------------------------------------

      This memorandum summarizes the comments received from you on January 13, 2010 on the above-referenced filing and the Registrant's responses.

Prospectuses - All Funds
------------------------

      Text: Front Cover

      1. Comment: The front cover of each prospectus discloses the ticker symbol for Class I Shares but not Class II Shares. Please add the ticker symbol for Class II Shares.

            Response: Class II Shares of the Funds have not yet commenced operations and do not have ticker symbols.

      Text: All Sections

      2. Comment: Certain section headings are not in bold. Please format consistently in the final documents.

            Response: The documents will be modified as requested.

      Text: Summary Section

      3. Comment: The summary section for each Fund currently includes the Fund Number and CUSIP Number. This information is not required by Form N-1A and should not be included in the summary section.

            Response: The documents will be modified as requested.

      Text: Summary Section - Fees and Expenses of the Fund

      4. Comment: Please confirm that each of the Funds' does not have or does not expect any Acquired Fund Fees and Expenses.

            Response: The Registrant confirms that each Fund that has commenced operations does not have any Acquired Fund Fees and Expenses and that each Fund is not expected to have any Acquired Fund Fees and Expenses during the current fiscal year.

      Text: Summary Section - Fees and Expenses of the Fund

      5. Comment: The current disclosure regarding the contractual fee waiver and reimbursement arrangements notes that taxes, extraordinary expenses, brokerage commissions and interest are excluded. Consider also noting that any Acquired Fund Fees and Expenses will be excluded.

            Response: As discussed above, the Registrant does not expect to incur any acquired fund fees and expenses. However, any such fees and expenses would not be excluded under the current contractual fee waiver and reimbursement arrangements for the Fund. Therefore the disclosure will not be modified to include the exclusion of Acquired Fund Fees and Expenses.

      Text: Summary Section - Fees and Expenses of the Fund

      6. Comment: In the disclosure regarding the contractual fee waiver and reimbursement agreements, please disclose under what conditions the agreements may be cancelled.

            Response: The contractual fee waiver and reimbursement agreements do not provide any specific conditions for early termination and neither the Adviser nor the Funds' Board expect to terminate the agreements prior to their expiration according their terms. Therefore, the disclosure will not be modified to include any conditions under which the agreements may be cancelled.

      Text: Summary Section - Example

      7. Comment: Please remove from the narrative explanation that the example assumes that all dividends and distributions are reinvested.

            Response: The documents will be modified as requested.

      Text: Summary Section - Example

      8. Comment: Please remove all footnotes to the expense examples of the Funds.

            Response: The documents will be revised as requested.

      Text: Summary Section - Principal Investment Strategy

      9. Comment: Please remove from the summary section the disclosure that a Fund's investment policy is non-fundamental and may be changed upon 60 days' prior notice to shareholders.

            Response: The documents will be revised as requested.

      Text: Summary Section - Principal Risks of Investing in the Fund

      10. Comment: Consider revising the risk disclosure currently contained within each Fund's summary section to be more concise.

            Response: Registrant has reviewed the risk disclosure contained within each Fund's summary section and has made revisions to certain Funds' risk disclosure.

      Text: Summary Section - Principal Risks of Investing in the Fund

      11. Comment: The disclosure relating to value stocks contained within the summary sections of the Mount Lucas U.S. Focused Equity Fund and certain of the Dynamic Funds indicates that "value stocks tend to be inexpensive..." Please modify to indicate that the sub-adviser believes that value stocks tend to be inexpensive.

            Response: The documents will be revised as requested.

      Text: Summary Section - Performance Information

      12. Comment: Remove all descriptions of the Funds' primary benchmarks from the summary section.

            Response: The documents will be revised as requested.

      Text: Summary Section - Portfolio Managers

      13. Comment: Consider adding language to clarify that "Since Inception" and "Since [Date]" indicate the length of service of the Portfolio Manager.

            Response: The disclosure will be modified to "Length of Service:
Since Inception" and "Length of Service: Since [Date]."

      Text: Summary Section - Purchasing, Selling and Exchanging Fund Shares

      14. Comment: Please remove the first paragraph indicating that more information is available under "More Information About Purchasing, Selling and Exchanging Fund Shares."

            Response: The documents will be revised as requested.

      Text: Summary Section - Purchasing, Selling and Exchanging Fund Shares

      15. Comment: Please remove from the summary section the last sentence of the second paragraph indicating that a Fund may accept investments of smaller amounts at its discretion.

            Response: The documents will be revised as requested.

      Text: Summary Section - Purchasing, Selling and Exchanging Fund Shares

      16. Comment: Please remove from the summary section the last sentence of the third paragraph indicating that shares cannot be purchased or redeemed by Federal Reserve wire on days when either the New York Stock Exchange or the Federal Reserve is closed.

            Response: The documents will be revised as requested.

      Text: Summary Section - Purchasing, Selling and Exchanging Fund Shares

      17. Comment: Please remove the fourth and fifth paragraphs from the summary section.

            Response: The documents will be revised as requested.

      Text: Summary Section - Purchasing, Selling and Exchanging Fund Shares

      18. Comment: For the JOHCM International Select Fund and the Mount Lucas U.S. Focused Equity Fund, please revise the third paragraph to indicate that shares may be purchased or redeemed on any day that the New York Stock Exchange is open for business.

            Response: The disclosure will be modified as requested.

      Text: Summary Section - Dividends, Capital Gains, and Taxes

      19. Comment: Please delete the second and the last sentences. In addition, please delete the fourth sentence or indicate in your response why you believe this disclosure is allowed under Form N-1A.

            Response: The second, fourth and last sentences will be deleted.

      Text: Investment Sub-Adviser

      20. Comment: Please provide the address of each Fund's applicable sub-adviser.

            Response: The disclosure will be modified as requested.

Prospectus - Dynamic Funds
--------------------------

      Text: Summary Section - Example

      21. Comment: For the Dynamic Energy Fund, Dynamic Global Growth Fund, Dynamic Growth Navigator Fund, Dynamic Natural Resources Fund, Dynamic North American Value Fund, and Dynamic U.S. Value Fund, please confirm that the three years example reflects the waiver and reimbursement agreement only through March 13, 2012.

            Response: Registrant confirms that the three years examples for the Dynamic Energy Fund, Dynamic Global Growth Fund, Dynamic Growth Navigator Fund, Dynamic Natural Resources Fund, Dynamic North American Value Fund, and Dynamic U.S. Value Fund reflect the waiver and reimbursement agreement only through March 13, 2012.

      Text: Summary Section - Portfolio Turnover

      22. Comment: For the Dynamic Energy Fund, Dynamic Global Growth Fund, Dynamic Growth Navigator Fund, Dynamic Natural Resources Fund, Dynamic North American Value Fund, and Dynamic U.S. Value Fund, please remove the last sentence from this section disclosing that the Fund has not yet commenced operations.

            Response: The disclosure will be revised as requested.

      Text: Summary Section - Purchasing, Selling and Exchanging Fund Shares; Dividends, Capital Gains and Taxes; and Payments to Broker-Dealers and Other Financial Intermediaries

      23. Comment: Consider combining the cross-references to the sections "Purchasing, Selling and Exchanging Fund Shares," "Dividends, Capital Gains and Taxes," and "Payments to Broker-Dealers and Other Financial Intermediaries" into one sub-section.

            Response: In the final documents, the referenced sections will be included within each Fund's summary section. Therefore, the comment is no longer applicable.

      Text: Summary Section - Dynamic Energy Income Fund - Principal Investment Strategy

      24. Comment: In the first sentence, revise "utility income companies" to "utility companies."

            Response:  The disclosure will be modified as requested.

      Text: Summary Section - Dynamic Infrastructure Fund - Principal Investment Strategy

      25. Comment: The prospectus states that the Fund invests, under normal market conditions, at least 80% of its assets in securities of "publicly traded companies that hold infrastructure assets directly" and in certain other companies. Consider modifying the test to include a requirement that these publicly traded companies hold a minimum percentage of their assets in infrastructure.

            Response: A change in the Fund's policy could require 60 days' notice to shareholders. However, the Registrant will modify the first paragraph under Principal Investment Strategy to include the following additional sentence: "For the purposes of this policy, only publicly traded companies that hold a substantial portion of their assets directly in infrastructure assets will be considered to hold infrastructure assets directly."

      Text: Summary Section - Dynamic Infrastructure Fund - Principal Investment Strategy

      26. Comment: The Fund has Canadian investment risk as a principal risk. Consider adding disclosure regarding the Fund's investments in Canada to the Principal Investment Strategy section.

            Response: The Fund's principal investment strategy disclosure will be modified to include Canadian investments.

      Text: Summary Section - Dynamic Natural Resources Fund - Principal Investment Strategy

      27. Comment: The prospectus states that the Fund invests, under normal market conditions, at least 80% of its assets in securities of companies which are involved primarily in resource-based activities and in instruments that derive their value from the value of natural resources. Please define "resource-based activities."

            Response: The prospectus states that the Fund invests primarily in equity securities of domestic and foreign businesses which explore for or exploit base or ferrous metals, precious commodities (such as gold, silver, platinum, palladium and gems), oil, natural gas and other hydrocarbon products, lumber and lumber-related products, and other industrial materials. The disclosure will be modified to indicate that these are resource-based activities.

      Text: Summary Section - Dynamic Gold & Precious Metals Fund - Principal Investment Strategy

         28. Comment: The prospectus states that the Fund invests, under normal market conditions, at least 80% of its assets in securities of companies which are involved primarily in activities related to gold and various precious metals. Please define "activities related to gold and various precious metals."

            Response: The prospectus currently notes that activities related to gold and various precious metals include "exploration, mining, development, fabrication, processing or distribution, in instruments that derive their value from the value of precious metals and in gold, silver, platinum and palladium in the form of bullion, coins and storage receipts."

      Text: Summary Section - Dynamic Gold & Precious Metals Fund - Principal Investment Strategy

      29. Comment: Consider moving the third paragraph to the Principal Risks section.

            Response: The disclosure will be revised as requested.

      Text: Summary Section - Dynamic Gold & Precious Metals Fund - Principal Risk of Investing in the Fund

      30. Comment: Consider adding more specific risk disclosure relating to investments in gold.

            Response: The disclosure will be modified as follows:

      The Fund is also subject to the risk that its target market segment, investments in equity securities of businesses engaged primarily in precious metals activities, may underperform other market segments or the equity markets as a whole. Moreover as a result of the Sub-Adviser's specialized investment mandate, the Fund may be subject to pronounced cycles and widely varying conditions in the markets. Fluctuations in the price of gold and precious metals often dramatically affect the profitability of companies in the gold and precious metals sector. Political and economic conditions in gold-producing countries may have a direct effect on the mining and distribution of gold, and consequently, on its price. When inflation is low or expected to fall, prices tend to be weak. The Sub-Adviser's view of global supply and demand may be contrary to general investment opinion at times or otherwise fail to produce the desired result, causing the Fund to underperform funds that also seek capital appreciation but use different approaches to select stocks.

      When the Fund invests in storage receipts, it receives certificates evidencing ownership of specific amounts of precious metals bullion, instead of taking physical possession of the bullion represented by the certificate. The Fund relies on the issuers of such documents to maintain the underlying precious metal on deposit. A default by any of the issuers could expose the Fund to loss of the metal on deposit.

Prospectus - JOHCM International Select Fund
--------------------------------------------

      Text: Summary Section - Principal Investment Strategy

      31. Comment: The prospectus states that the Fund invests, under normal market conditions, at least 80% of its assets in "securities of companies headquartered outside the United States." Consider modifying to the "securities of companies organized or primarily located outside of the U.S. or doing a substantial amount of business outside of the U.S."

            Response: As the suggested policy is broader than the Fund's current policy and a change in the Fund's policy would require 60 days' notice to shareholders, the Registrant respectfully declines the comment.

      Text: Performance of Comparable Accounts

      32. Comment: Please confirm that JOHCM does not manage any other substantially similar accounts.

            Response: The Registrant confirms that JOHCM does not manage any other substantially similar accounts.

      Text: Performance of Comparable Accounts

      33. Comment: It is unclear what is meant by the term "Pro Forma" in the table. Consider modifying "Pro Forma."

            Response: Registrant will revise the disclosure and eliminate the term "Pro Forma."

      Text: Performance of Comparable Accounts

      34. Comment: Consider combining the performance of each comparable account. If performance of each account is disclosed separately, please also disclose the asset size of each account in the table.

            Response: Registrant will disclose the performance of a composite of all similar accounts managed by JOHCM.

      Text: Performance of Comparable Accounts

      35. Comment: Please confirm that none of the comparable accounts had sales loads or note if the performance shown would be lower if sales loads were included.

            Response: Registrant confirms that none of the comparable accounts have sales loads.

      Text: Performance of Comparable Accounts

      36. Comment: Please confirm that the returns were calculated using SEC standard methodology. If the returns not calculated using SEC standard methodology, please disclose that the SEC standard methodology was not used and describe the method used.

            Response: The disclosure will be modified to indicated that the returns of the composite were not calculated using SEC standard methodology and that the returns were calculated using Global Investment Performance Standards ("GIPS"), although the Sub-Adviser is not a GIPS-compliant firm.

Prospectus - Mount Lucas U.S. Focused Equity Fund
-------------------------------------------------

      Text: Summary Section - Fees and Expenses of the Fund

      37. Comment: The current fee waiver and expense reimbursement agreement will expire in less than one year from the date of the prospectus. Please advise how the disclosure relating the fee waiver and expense reimbursement agreement will be revised in the final prospectus.

            Response: The prospectus will be revised to indicate that the Adviser has contractually agreed to waive all or a portion of its fee and reimburse expenses in order to keep Total Annual Operating Expenses (excluding taxes, extraordinary expenses, brokerage commissions and interest) for Class I Shares and Class II Shares of the Fund from exceeding 0.95% and 1.20% of average daily net assets, respectively, only until September 27, 2011. If at any point during the period ending September 26, 2010 it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may retain the difference between the "Total Annual Operating Expenses" (excluding taxes, extraordinary expenses, brokerage commissions and interest) and 0.95% and 1.20% for Class I and Class II Shares of the Fund, respectively, to recapture any of its prior waivers or reimbursements. Additionally, if at any point during the three year period commencing September 27, 2010 it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waiver reimbursements to the extent such a recapture does not cause the Total Annual Operating Expenses (excluding taxes, extraordinary expenses, brokerage commissions and interest) to exceed the applicable expense limitation that was in effect at the time of the waiver or reimbursement.

      The new expense limitation agreement will be filed as an exhibit to the registration statement.

      Text: Summary Section - Portfolio Turnover

      38. Comment: Please delete the last two sentences discussing the reason for the higher portfolio turnover rate.

            Response: The disclosure will be modified as requested.

      Text: Performance of Comparable Accounts

      39. Comment: Please add disclosure that the net returns reflect the expenses of Class I Shares and that if expenses of Class II Shares were used in the net return calculation that performance would be lower.

            Response: The returns reflect the expenses of Class II Shares. The disclosure will be modified to indicate that the returns were modified to reflect the expenses of Class II Shares.

Prospectus - Smith Group Large Cap Core Growth Fund
---------------------------------------------------

      Text: Summary Section - Fees and Expenses of the Fund

      40. Comment: The current fee waiver and expense reimbursement agreement will expire in less than one year from the date of the prospectus. Please advise how the disclosure relating the fee waiver and expense reimbursement agreement will be revised in the final prospectus.

            Response: The prospectus will be revised to indicate that the Adviser has contractually agreed to waive all or a portion of its fee and reimburse expenses in order to keep total annual operating expenses (excluding taxes, extraordinary expenses, brokerage commissions and interest) for the Class I Shares and Class II Shares of the Fund from exceeding 0.79% and 1.04% of average daily net assets, respectively until May 28, 2011. If at any point during the three year period ending May 27, 2010 it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may retain the difference between the "Total Annual Operating Expenses" (excluding taxes, extraordinary expenses, brokerage commissions and interest) and 0.79% and 1.04% for the Class I Shares and the Class II Shares of the Fund, to recapture any of its prior waivers or reimbursements. Additionally, if at any point during the three year period commencing May 28, 2010 it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waiver reimbursements to the extent such a recapture does not cause the Total Annual Operating Expenses (excluding taxes, extraordinary expenses, brokerage commissions and interest) to exceed the applicable expense limitation that was in effect at the time of the waiver or reimbursement.

The new expense limitation agreement will be filed as an exhibit to the registration statement.

Statement of Additional Information - Dynamic Infrastructure Fund
-----------------------------------------------------------------

      Text: Investment Limitations - Fundamental Policies

      41. Comment: Consider adding a concentration policy for the Dynamic Infrastructure Fund if it does not have one already.

            Response: The Dynamic Infrastructure Fund has a policy to invest 25% or more of its total assets in companies in infrastructure and infrastructure-related industries.

      If you have any questions or comments concerning this memorandum, please contact me at (215) 988-3307.